As filed May 14, 1999                                      File No. 333-________
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  WORKFIRE.COM
              (Exact name of small business issuer in its charter)

    NEVADA                            4899                       APPLIED FOR
(State or other               (Primary Standard              (I.R.S. Employer
 jurisdiction of            Industrial Classification       Identification No.)
 incorporation                    Code Number)
or organization)


    1708 DOLPHIN AVENUE, SUITE 400, KELOWNA, BRITISH COLUMBIA V1Y 9S4 CANADA
                                 (250) 717-8966
          (Address and telephone number of principal executive offices)

    1708 DOLPHIN AVENUE, SUITE 400, KELOWNA, BRITISH COLUMBIA V1Y 9S4 CANADA (Address of principal place of business or intended principal place of business)

                              TOM TAYLOR, PRESIDENT
                                  WORKFIRE.COM
                         1708 DOLPHIN AVENUE, SUITE 400
                    KELOWNA, BRITISH COLUMBIA V1Y 9S4 CANADA
                                 (250) 717-8966
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                             Fay M. Matsukage, Esq.
                   Dill Dill Carr Stonbraker & Hutchings, P.C.
                          455 Sherman Street, Suite 300
                             Denver, Colorado 80203
                       (303) 777-3737; (303) 777-3823 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act, check the following box.                                         [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                         [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                [ ]_____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                [ ]_____

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                                    PROPOSED
 TITLE OF EACH                      PROPOSED         MAXIMUM
    CLASS OF      AMOUNT TO BE       MAXIMUM        AGGREGATE       AMOUNT OF
 SECURITIES TO     REGISTERED    OFFERING PRICE  OFFERING PRICE   REGISTRATION
 BE REGISTERED                      PER UNIT                           FEE
--------------------------------------------------------------------------------
Common Stock        1,000,000        $ 1.50        $ 1,500,000      $ 417.00
                     shares
--------------------------------------------------------------------------------

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED MAY 14, 1999



                                  WORKFIRE.COM

                        1,000,000 SHARES OF COMMON STOCK


      The Company is offering 1,000,000 shares of Common Stock (the "Shares") for sale to the public on a "best efforts" basis. The offering of the Shares will terminate on the earlier of the date all of the Shares offered hereby are subscribed for or _____________________.

      There is no minimum offering and no escrow. Therefore any funds received from a purchaser will be available to the Company as received and need not be refunded to the purchaser.

      Shares of Workfire common stock are privately held. There is no public market for the Common Stock.

                             ----------------------

      This Investment Involves a High Degree of Risk. You Should Purchase Shares Only If You Can Afford a Complete Loss. See "Risk Factors"
Beginning on Page 5 of This Prospectus.

                             ----------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

      The information in this Prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------
                                            UNDERWRITING
SHARES OFFERED BY                           DISCOUNTS AND      PROCEEDS TO THE
THE COMPANY            PRICE TO PUBLIC     COMMISSIONS (1)       COMPANY (2)
--------------------------------------------------------------------------------
Per Share
--------------------------------------------------------------------------------
Total Offering
--------------------------------------------------------------------------------

(1) The Company is acting as the general selling agent. If broker-dealers are used to sell the Shares, they will be paid a 10% commission by the Company. See "Plan of Distribution."
(2) Before deducting expenses of this offering, estimated at $75,000. See "Use of Proceeds."

               The date of this Prospectus is _____________, 1999

                             TABLE OF CONTENTS


                                                                            Page

Prospectus Summary...........................................................3
Special Note Regarding Forward-Looking Statements............................4
Risk Factors.................................................................5
Dilution....................................................................10
Use of Proceeds.............................................................11
Dividend Policy.............................................................11
Selected Financial Data.....................................................12
Management's Discussion and Analysis of Financial Condition and Results of
Operations..................................................................12
Business....................................................................15
Management..................................................................20
Principal Shareholders......................................................21
Description of Securities...................................................22
Plan of Distribution........................................................23
Legal Matters...............................................................24
Experts.....................................................................24
Available Information.......................................................24
Reports to Stockholders.....................................................25
Consolidated Financial Statements..........................................F-1

                             ----------------------

Workfire's principal executive offices are located at 1708 Dolphin Avenue, Suite 400, Kelowna, British Columbia V1Y 9S4 Canada. Its telephone number is (250) 717-8966.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this Prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock.

WORKFIRE.COM

      Workfire.com ("Workfire" or the Company") is a development stage company which develops high performance solutions for the Internet that improves the speed, efficiency, and usability of the Internet for the end user. Workfire's core technologies are developed using the leading edge protocols developed by open standards committees to ensure all Workfire solutions not only improve performance, but also integrate seamlessly with other quality engineered systems on the Internet. Using proprietary technology, Workfire is pursuing a multi-staged business strategy to make Workfire systems a critical infrastructure component of how the Internet will function in the future.

      Management of Workfire has designed its business strategy and core technologies around the following beliefs:

o     The most acute problem facing the Internet today is performance.
o The prevailing opinion that increasing the speed of the end user's connection will solve this performance problem is simply wrong. This would be like suggesting that the best way to solve gridlock on the California's highways is to give everyone a Ferrari.
o The problem lies deeper: in the manner that data is passed from a serving site to the end user.
o     The solution lies in improving the infrastructure of the Internet.
o This is the area where Workfire can become crucial to the Internet's growth over the years to come.

      Workfire uses a client-server infrastructure to streamline communication of data and eliminate unnecessary delays currently incurred by most popular software programs. The technology is based on Workfire's proprietary transparent proxy design. This design uses both standard Internet protocols and Workfire's proprietary communication protocols. The system taps into the yet to be realized potential of distributed systems. The Internet was originally designed to take advantage of distributed system concepts. (For a description of transparent proxies and distributed systems, see the Technology section.)

      Workfire's business strategy involves the use of an already proven and effective Internet strategy. Workfire's products will initially be offered to end users for no charge. The services will be marketed and offered through a Performance Portal. By accessing the Internet through this Performance Portal, users will see a speed improvement in their connection of at least 50%. This Performance Portal will incorporate a number of different revenue generating tools to support the portal costs. As the number of Workfire users continues to grow, the system will be expanded to take full advantage of the distributed nature of the Internet.

      The expansion of the Workfire distributed network will involve deployment of the server systems to Internet Service Providers, corporations, and web-hosting companies. The quality efficient design of Workfire servers creates the ability for a number of smaller distributed computers to deliver the benefits normally associated with large centralized multi-million dollar systems. This lower cost solution provides Workfire with a tremendous competitive advantage over other companies in the Internet performance-enhancing business.

THE OFFERING

      Securities offered......1,000,000 shares of Common Stock (1)

      Securities outstanding..12,722,755 shares of Common Stock (2)

      Use of Proceeds.........Estimated at $1,275,000.  To be used for marketing, product development, working
                              capital, and patent and trademark work.  See
                              "Use of Proceeds."

RISK FACTORS

      Investing in our securities involves a high degree of risk. You should consider carefully the information under the caption "Risk Factors" beginning on page 5 of this Prospectus in deciding whether to purchase the securities offered under this Prospectus.

SUMMARY FINANCIAL INFORMATION

      The following summary financial data is based upon our consolidated financial statements included elsewhere in this Prospectus. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and our consolidated financial statements.

     BALANCE SHEET DATA:                              DECEMBER 31, 1998

     Current Assets                                       $ 325,281
     Total Assets                                         $ 378,876
     Current Liabilities                                  $  16,016
     Long-Term Liabilities                                $       0
     Stockholders' Equity                                 $ 352,127
     Working Capital                                      $ 299,642

     STATEMENT OF LOSS DATA:                         PERIOD FROM JULY 7,
                                                  1998 TO DECEMBER 31, 1998

     Revenues                                             $   1,575
     Net Loss                                             $ 328,086
     Net Loss per Share                                   $    0.04


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Prospectus are not historical facts but are forward-looking statements. Such forward-looking statements may be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project," and similar expressions. Such statements involve risks and uncertainties including, but not limited to, those relating to the development stage in which Workfire is operating; the lack of revenues; the ability of the Company to continue as a going concern; the need for additional financing; Year 2000 compliance; uncertainty of market acceptance of Workfire's product once introduced; competition; technological obsolescence; ability to not violate others' rights; dependence on key personnel as well as other factors detailed in "Risk Factors" below and elsewhere in this Prospectus and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

                                  RISK FACTORS

      Investing in Workfire involves a high degree of risk. You should be able to bear a complete loss of your investment. You should carefully consider the following risk factors and other information in this Prospectus before deciding to invest in shares of common stock.

IMMEDIATE AND FUTURE CAPITAL NEEDS

      We do not have sufficient funds to complete commercial development or commence production and sales of our system. Our ability to complete our product development, market our product, and commence sales will depend upon the continued availability of investment capital, funding made by strategic partner(s), or licensing revenues, until we obtain revenues from sale of the premium services, advertising revenue, and complete Workfire systems which are sufficient to maintain operations. There can be no assurance that any such additional financing can be obtained on favorable terms, if at all. Such additional financing will result in dilution to Company shareholders. If funding is not available when needed, we may be forced to cease operations and abandon our business. In such event, Company shareholders could lose their entire investment.

NO HISTORY OF OPERATIONS; DEVELOPMENT STAGE COMPANY; GOING CONCERN UNCERTAINTY

      To date, we do not have a product ready to be brought to market. Accordingly, Workfire has a limited operating history and its proposed operations are subject to all of the risks inherent in a new business enterprise, including commercial development of its products, lack of marketing experience and lack of production history.

      The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the start-up of new businesses, those historically encountered by us, and the competitive environment in which we will operate. We have not had any significant revenues to date. As of December 31, 1998, we had a deficit accumulated during our development stage of $328,086. The report of the independent auditors on the Company's financial statements for the period from incorporation on July 7, 1998 to December 31, 1998, includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. We are a development stage company, which has suffered losses from operations, requires additional financing, needs to continue development of our product, and ultimately needs to generate revenues and successfully attain profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. There can be no assurance that we will be able to develop a commercially viable product or marketing system or attain profitable operations.

NO ASSURANCE OF SUCCESSFUL AND TIMELY DEVELOPMENT OF WORKFIRE'S PRODUCTS

      Our Workfire system, consisting of a client server software architecture, is under various stages of development. We are conducting such development using both internal and external resources. Further development and testing will be required to prove additional performance capability beyond our current tests and commercial viability of our system. Additionally, the final cost of our performance portal and maintenance thereof cannot be finalized until system completion. Our success, if any, will depend on our ability to timely complete our system within estimated cost parameters and efficiently deploy the system in a cost effective manner.

UNCERTAINTY OF MARKET ACCEPTANCE

      The commercial success of the Workfire system will depend upon its acceptance by the Internet community as a valuable and useful product. Market acceptance will depend upon several factors, including the establishment of performance metrics, endorsement by industry "gurus", and our ability to get mindshare among Internet users. The market for Internet extended service products is in its infancy, and we are not certain that our target customers will widely adopt an extended service system. Even if they do so, they may not choose the Workfire system for technical, cost, support or other reasons. Although we will have tested the product prior to making it available to customers, we cannot be certain that we will have found and fixed all significant performance errors. If our target customers do not widely adopt and purchase our product, our business, financial condition and results of operations will be adversely affected.

LACK OF MARKETING EXPERIENCE

      We have had no experience in marketing the Workfire system. We intend to market our system on the Internet, with specific marketing focus in North America. This marketing will be done through strategic partners, Internet advertising campaigns, and traditional media advertising campaigns. No assurance can be given that these marketing techniques will be successful. If these marketing techniques are not successful our business, financial condition and results of operations will be adversely affected.

COMPETITION

      We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition in the overall Internet market as well as the Internet performance enhancement market. We expect to experience increasing competition from potential competitors, many of which will have significantly greater financial, technical, marketing and other resources.

      Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products/services with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products/services offered by us. Also, current potential competitors have greater name recognition, more extensive customer bases that could be leveraged. Increased competition could result in price reductions, fewer customers, fewer services provided, reduced gross margins and loss of market share.

TECHNOLOGICAL OBSOLESCENCE/SINGLE TECHNOLOGY BASIS

      Our Workfire server and extended service modules, all of which are based upon a single set of core technologies, are currently our only proposed products and are expected to account for substantially all of our revenues, if any, for the foreseeable future. We operate in a market characterized by rapid and significant technological change. While we are not aware of any developments in the Internet industry, which would render our current or planned products less competitive or obsolete, there can be no assurance that future technological changes or the development of new or competitive products by others will not do so. To remain competitive, we must continually make substantial expenditures for development of additional services and advances in our core technology. Because our system represents our sole product focus, lack of market acceptance or obsolescence of our system would have a significant adverse effect.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

      Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettle, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

RAPID TECHNOLOGICAL CHANGE

      Rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards characterize the Internet market. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete. Our future success will depend upon our ability to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Material delays in introducing new products and enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

      We believe that our success in penetrating our target markets depends in part on our ability to develop and maintain strategic relationships with key hardware and software vendors, distribution partners and customers. We believe these relationships are important in order to validate our technology, facilitate broad market acceptance of our products, and enhance our sales, marketing and distribution capabilities. We have no such relationships at this time. If we are unable to develop key relationships or maintain and enhance existing relationships, we may have difficulty selling our products and services.

NEED TO MANAGE CHANGING OPERATIONS

      Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to increase the scope of our operations and will need to grow our personnel levels substantially. This growth will place a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties.

RISKS OF INFRINGEMENT AND PROPRIETARY RIGHTS

      Our products and services operate in part by making copies of material available on the Internet and other networks and making this material available to end users from a central location. This creates the potential for claims to be made against us (either directly or through contractual indemnification provisions with customers) for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. These claims have been brought, and sometimes successfully pressed, against online service providers in the past. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

      Our success and ability to compete are substantially dependent upon our internally developed technology, which we are currently in the process of planning a strategy of protection through a combination of patent, copyright, trade secret and trademark law. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

      Substantial litigation regarding intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of products in different industry segments overlaps. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could adversely affect our business.

DEPENDENCE ON PERSONNEL

      We have a small number of employees. Although we believe we maintain a core group sufficient for us to effectively conduct our operations, the loss any of our personnel could, to varying degrees, have an adverse effect on our operations and system development. The loss of any one of Tom Taylor, Chief Technology Officer, Jennifer Nyland, Vice President Engineering, or Paul Archard, Lead Software Engineer, would have a material adverse affect on the Company.

LACK OF PUBLIC MARKET FOR THE SECURITIES

      There is currently no public market for the Shares and there can be no assurance that a market for the Company's stock will develop. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering or that, if a market develops, the market price of the Common Stock will not decline below the initial public offering price. Sale of few Shares of Common Stock in the offering to investors and/or such Shares being sold to a small number of holders, could result in few Shares of Common Stock being available for public trading. In such circumstances, it would be very difficult for an active trading market to develop in the Shares.

POSSIBLE VOLATILITY OF STOCK PRICE

      The stock market has from time to time experienced significant price and volume fluctuations that may be related or unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock, if a market develops. In addition, the market price of the shares of Common Stock of the Company may be highly volatile. Factors such as a small market float, fluctuations in the Company's operating results, failure to meet analysts' expectations, announcements of major developments by the Company or its competitors, developments with respect to the Company's markets, changes in stock market analyst recommendations regarding the Company, its competitors or the industry generally, and general market conditions may have a significant effect on the market price of the Company's Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

      The initial public offering price of the Shares does not necessarily bear any relationship to assets, book value or net worth of the Company, or any other generally recognized criteria of value. The price for the Common Stock was established arbitrarily by the Company. Purchasers in the offering will suffer immediate and substantial dilution of $1.35 per share or approximately 90% of the offering price of the Shares. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

      As a result of this Registration Statement, all shares of the Company's outstanding Common Stock are eligible to be sold in the public market along with all shares that may be obtained upon exercise of outstanding options. The sale of a substantial number of the shares available for sale or shares underlying options could adversely affect the market price and liquidity of the Company's securities.

LIMITED MARKET FOR SECURITIES

      There is currently no market for the Company's Common Stock. The Company hopes to establish a market.

VOLATILITY OF STOCK PRICE

      We believe that factors such as announcements of developments by our competitors, or us general conditions in the Internet market and conditions in the financial markets could cause the price of our Common Stock to fluctuate substantially, once a market for our stock develops. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market prices for many emerging growth companies and which have often been unrelated to the operating performance of the specific companies. These market fluctuations may adversely affect the price of the Company's Common Stock when and if traded publicly.

YEAR 2000 COMPLIANCE

      Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond, but there can be no assurance that such upgrades will be completed on a timely basis or without incurring substantial costs. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated will be year 2000 compliant because the Company has little or no control over the design production and testing of its customers' products. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. Although the Company is in the process of upgrading its software to address the year 2000 issue, there can be no assurance that such upgrades will be completed on a timely basis at reasonable costs, or that such upgrades will be able to anticipate all of the problems triggered by the actual impact of the year 2000. The Company also relies, directly and indirectly on external systems for the testing of substantially all of the Company's products and business enterprises such as customer, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000."

                                    DILUTION

      After giving effect to the actual sale of 350,222 shares of Common Stock for net proceeds of $262,667, the Company had a net tangible book value of $615,584 or $0.05 per share of Common Stock. Net tangible book value per share of Common Stock represents total tangible assets reduced by total liabilities, divided by the number of outstanding shares of Common Stock. Without taking into account any changes in net tangible book value after December 31, 1998, other than the sale of 350,222 shares, the pro forma net tangible book value of the Company's Common Stock at December 31, 1998 would have been $1,890,584 or $0.15 per share after giving effect to the sale by the Company of the 1,000,000 Shares offered hereby for estimated net proceeds of $1,275,000. Accordingly, after the offering, the net tangible book value of the shares of Common Stock held by the present shareholders would have increased $0.09 per share. Concurrently, new investors purchasing Shares in this offering would suffer substantial immediate dilution of $1.35 per share.

      The following table illustrates the foregoing dilution of a new investor's equity in a share of Common Stock:

      Offering price per share of Common Stock.........................$ 1.50

      Net tangible book value per common share before offering..  $ 0.05

      Increase per share attributable to new investors..........  $ 0.10
                                                                  ------
      Pro forma net tangible book value per common
        share after offering...........................................$ 0.15
                                                                       ------
      Dilution per common share to new investors.......................$ 1.35
      Percentage Dilution................................................ 90%

      The following table sets forth, as of December 31, 1998, after giving effect to the sale of 350,222 shares for net proceeds of $262,667, a comparison of the respective investment and equity of the current shareholders and investors purchasing Shares in this offering.

                        SHARES PURCHASED    TOTAL CONSIDERATION     Average
                        ----------------    -------------------     Price per
                         NUMBER    PERCENT    AMOUNT     PERCENT    SHARE
                         ------    -------    ------     -------    -----
Existing shareholders  12,722,755   92.7%   $  942,880    42.5%       $0.07
New investors           1,000,000    7.3%    1,275,000    57.5%       $1.28
                       ----------   -----   ----------    -----
Total                  13,722,755  100.0%   $2,217,880   100.0%
                       ==========  ======   ==========   ======

                                 USE OF PROCEEDS

      The net proceeds to the Company are estimated to be $1,275,000 after deducting legal, accounting, and other offering expenses estimated at $75,000 and a 10% selling commission on all of the Shares. To the extent that more Shares are sold by the Company without using the services of a placement agent, the net proceeds will be increased. We intend to use the net proceeds, along with any other financing sources that may become available to us, to support our anticipated growth over the next twelve months. We expect to experience negative cash flow from operations for at least the next 12 months. We expect that our cash requirements will exist principally in the following areas:

                                                   APPROXIMATE AMOUNT BUDGETED
                                                      FOR USE IN THE 12 MONTHS
USE OF CAPITAL                                          FOLLOWING THE OFFERING

Developing and rapidly expanding sales,
marketing and advertising activities,
including the hiring of additional employees
and consultants...................................................$  480,000

Continuing and expanding our internal research and development
program...........................................................   400,000

Expansion of our management team..................................   100,000

Other uses not now expressly contemplated, such as the purchase of complementary technology or businesses; legal costs relating to patents and trademarks; funding unanticipated negative cash flow
from operations...................................................   295,000
                                                                  ----------
Total.............................................................$1,275,000
                                                                  ==========

      The amount and timing of any of the above expenses will depend on various factors, including rates of business growth, specific technology, capital equipment and other requirements imposed by our customers and opportunities presented to us. While we have prepared internal forecasts to assist management in planning, we believe that these forecasts, as they apply to periods extending beyond the next few months, are inherently unreliable and that our actual cash requirements will differ materially from those we presently forecast.

      Our current business plan has identified total capital requirements over the next several years that are substantially more than the anticipated offering proceeds. However, we believe the net proceeds of this offering will be sufficient to fund our operations for at least the next twelve months.

      Any changes in proposed expenditures will be made at the discretion of the Board of Directors of the Company.

      Pending such uses, the Company intends to invest the proceeds from this offering in short term, investment-grade, interest bearing securities.


                                 DIVIDEND POLICY

      Workfire has never paid a cash dividend on its Common Stock. Payment of dividends is at the discretion of the Board of Directors. The Board of Directors plan to retain earnings, if any, for operations and does not intend to pay dividends in the foreseeable future.

                             SELECTED FINANCIAL DATA

      The following selected financial data of the Company for the period from incorporation on July 7, 1998 to December 31, 1998 is derived from the financial statements that have been audited by KPMG LLP, independent auditors. Interim results may not be indicative of the results of operations to be expected for a full fiscal year. This financial data should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Registration Statement and to the Management's Discussion and Analysis of Results of Operations and Financial Condition which follows.


BALANCE SHEET DATA:                              DECEMBER 31, 1998

Current Assets                                       $ 325,281
Total Assets                                         $ 378,876
Current Liabilities                                  $  16,016
Long-Term Liabilities                                $       0
Stockholders' Equity                                 $ 352,127
Working Capital                                      $ 299,642

STATEMENT OF LOSS DATA:                         PERIOD FROM JULY 7,
                                            1998 TO DECEMBER 31, 1998

Revenues                                             $   1,575
Net Loss                                             $ 328,086
Net Loss per Share                                   $    0.04


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements of the Company. This Prospectus includes certain forward-looking statements, which reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences are discussed in the Risk Factors section and elsewhere in this Prospectus. In evaluating an investment in the securities, prospective investors should carefully consider the Risk Factors and other information contained in this Prospectus.

HISTORY

      The Company was originally incorporated in the State of Colorado on October 31, 1989, under the name "Tantallon Capital, Inc." It acquired Workfire Technologies International Inc., a Nevada corporation, effective August 26, 1998. Effective September 15, 1998, the Company changed its name and domicile by merging into Workfire Technologies Inc., a Nevada corporation. The Company changed its name to "Workfire.com" on February 4, 1999.

      Workfire is completing a distributed Internet extended services system. Workfire's proprietary and robust extended services system provides Internet users with services which will improve the performance and usability of the Internet. Workfire's extended services system will have the ability to provide multiple extended services to end-users and track the billing requirements for each user's individual needs. The system will be marketed to users who are accessing the Internet via analog modem as they are best able to recognize the immediate positive impact Workfire's system will have on the performance of their Internet experience.

      Workfire's system will consist of an easy to install client application, which will run in the background. The client will process the user's Internet requests without intruding on the user's activities. It will display advertising information to the user about the Company, its partners, and third party advertisers. The client software will be distributed through alpha and beta programs to investors and screened beta testers before it is released. The product is currently entering the development phase, as the initial design phase has just finished. Prototype versions of the product for demonstration only have been fully developed. Alpha versions of the product are expected in early May of 1999.

      Workfire is a development stage company which has suffered losses from operations, requires additional financing, and ultimately needs to complete development of its product, generate revenues, and successfully attain profitable operations to realize the value of its software product and remain a going concern.

RESULTS OF OPERATIONS FOR THE PERIOD JULY 7, 1998 (INCEPTION) TO DECEMBER 31, 1998:

      The Company has incurred a net loss of $328,086 from July 7, 1998 (date of inception) through December 31, 1998 due to continuing costs of raising capital, normal expenses of operating over an extended period of time, and due to funds applied to research and development . In addition, an investment of $100,000 was made when Workfire purchased the exclusive rights to its proprietary technology.

      General and administration expenses from date of inception to December 31, 1998 were $129,904. General and administrative spending consisted primarily of costs associated with salaries for marketing and administrative staff, expenses incurred to attend COMDEX in Las Vegas in November, and additional expenses related to Company expansion. The Company anticipates that these expenses will continue to increase as the Company completes development of its software and begins to distribute its products.

      Research and development costs were $199,757 from date of inception to December 31, 1998. Research and development costs primarily were made up of expenses related to engineering design work and testing on the Workfire Technology, bandwidth requirements relating to that testing, and the cost of the purchase of the initial Workfire Technology. The Company expects research and development spending to increase significantly as the Company completes the commercial development of its Technology, and begins to market its product.

      The introduction of Workfire's technology to the market will be influenced by the Company's ability to obtain further funding, enter into strategic relationships, and complete commercial development of its technology and develop further tests. There can be no assurance that the Company will be able to obtain the required funding, enter into any strategic agreements or ultimately complete its commercial technology.

LIQUIDITY AND CAPITAL RESOURCES

      From July 7, 1998 to December 31, 1998, Workfire has raised approximately $680,203 through private sales of stock. The Company requires additional funding to continue operations. Funds to continue operations will be applied to development of the Workfire Technology, establishing sales and marketing capabilities, and sales of the Company's product once development is completed. Workfire is currently reviewing multiple avenues of future funding including a secondary offering of securities, private sale of equity or arrangements with strategic partners. The Company does not have any commitments for any such financing and there can be no assurance that the Company will obtain additional capital when needed or that additional capital will not have a dilutive effect on current shareholders. The Company does not anticipate receiving significant funding from lenders.

      Workfire incurred capital expenditures of approximately $43,000 in the period from inception to December 31, 1998. The Company anticipates significantly higher capital expenditures in the near future for computer equipment and office expansion as the Company nears product introduction. The timing and amount of such expenditures will be governed by the Company's development and market introduction schedules, which are subject to change due to a number of factors including development delays and availability of future financing.

YEAR 2000 COMPLIANCE

      Many existing computer systems and applications, and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such systems and applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond, but there can be no assurance that such upgrades will be completed on a timely basis or without incurring substantial costs. While the Company has evaluated its products for year 2000 compliance and believes that each is substantially year 2000 compliant, there can be no assurance that the Company's products are or will ultimately be year 2000 compliant. In addition, the Company believes that it is not possible to determine whether all of its customers' products into which the Company's products are incorporated will be year 2000 compliant because the Company has little or no control over the design production and testing of its customers' products. The Company relies on its systems, applications and devices in operating and monitoring all major aspects of its business, including financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and end products. Although the Company is in the process of upgrading its software to address the year 2000 issue, there can be no assurance that such upgrades will be completed on a timely basis at reasonable costs, or that such upgrades will be able to anticipate all of the problems triggered by the actual impact of the year 2000. The Company also relies, directly and indirectly on external systems for the testing of substantially all of the Company's products and business enterprises such as customer, suppliers, creditors, financial organizations, and of governmental entities, both domestic and international, for accurate exchange of data. The Company could be affected through disruptions in the operation of the enterprises with which the Company interacts or from general widespread problems or an economic crisis resulting from non-compliant year 2000 systems. Despite the Company's efforts to address the year 2000 impact on its internal systems and business operations, there can be no assurance that such impact will not result in a material disruption of its business or have a material adverse effect on the Company's business, financial condition or results of operations.

                                    BUSINESS

BACKGROUND

      The Company was originally incorporated in the State of Colorado on October 31, 1989, under the name "Tantallon Capital, Inc." It acquired Workfire Technologies International Inc., a Nevada corporation, effective August 26, 1998. Effective September 15, 1998, the Company changed its name and domicile by merging into Workfire Technologies Inc., a Nevada corporation. The Company changed its name to "Workfire.com" on February 4, 1999.

      Workfire Technologies International Inc. has a wholly-owned subsidiary called Workfire Development Corporation, a British Columbia corporation.

THE TECHNOLOGY

      The power of the Internet lies in distributed computing. Workfire's entire technology is designed to take advantage of distributed computing concepts. Years of research and design work have resulted in a distributed computing system that promises to revolutionize the way data is transmitted on the Internet.

      The Workfire system is the foundation for delivery of extended services or modules. The first of those modules, called netOCTANE, is a performance enhancing service. The core technology provides the essential network connectivity and cross platform functionality for all Workfire services. It provides operating system independence, TCP/IP, HTTP and high-speed proxy capability to Workfire software modules. The architecture is implemented in high performance, cross platform C and runs under Unix, WindowsNT, and Windows95. It is uniquely designed to enable the ongoing rollout of a broad range of high-value Internet based services developed by both Workfire and other developers.

      DISTRIBUTED SYSTEMS. Distributed Systems are made of two or more computers sharing the load of a specific task. By using more than one computer, the system is able to harness more computing power than a single computer would have. This means the required tasks are completed faster than they would otherwise be.

      There are several different advantages to using a distributed type of system. The first is cost. Second is location/proximity. Third is maximizing use of available resources. It is essentially a decentralized system.

      By distributing the workload, the system can be composed of a number of smaller machines. Each machine operates at peak efficiency. This eliminates the need for high capital expenditures by allowing incremental, low cost upgrades of the system. Larger centralized systems require very high original capital investment, as well as very high upgrade costs.

      The second major benefit of distributed systems has to do with location and proximity. When a user is making a request to a server, or performance portal, the closer that server is to the user (from an Internet geographical perspective), the more responsive the connection will be. By distributing Workfire's servers throughout the Internet, Workfire will be reducing the distance between its clients and the servers. This will result in greater performance gains.

      The last benefit of a distributed system lies in each node's ability to communicate with the other. This communication means that a single system is able to access all of the data and power contained in the other systems on the network. It can also share large tasks with other systems on the network. As a result, a "small" system can do the work that a large system would normally be required for.

      PERFORMANCE PORTAL. The Performance Portal has similarities with media portals and proxy servers. By intercepting and redirecting requests made by users, the Performance Portal is able to ensure more efficient communication, and thus better performance for the end user. The Performance Portal also has the benefit of capturing eyeballs. Workfire is able to deliver content and advertising messages to the end users that use the Workfire portal. Unlike other portals on the Internet, the user does not need to point their browser at Workfire's URL intentionally, Workfire's client application does that work in the background.

      The Performance Portal handles and redirects all user web page requests. It also delivers content and advertising to the end user in a non-intrusive way.

      EXTENDED SERVICE MODULES. Extended Service Modules are the core products that Workfire will be offering. Workfire will regularly release new modules with the extended features our market research indicates are in demand.

      Each module is implemented with three key components:
      o a PC-based application running on the users' PC, which is downloaded free,
      o  compression and caching software running on the Workfire servers, and
      o proprietary central dispatch server, situated on a high capacity Internet connection, enabling Workfire to coordinate, control and charge for the extended service.

PRODUCT DESCRIPTION

      NETOCTANE(TM) - FASTER ACCESS TO THE WORLD WIDE Web. Workfire's first module, netOCTANE(TM) is designed to lower costs by increasing the throughput of existing bandwidth, saving time and ensuring more reliable file transfers. netOCTANE(TM) enhances performance by exploiting the unique nature of distributed systems in combination with the proven compression and caching techniques. In addition, netOCTANE(TM) improves performance by harnessing underutilized processing and communication capacity on the Internet. This results in improved Web download speed, reliability, and usability, without compromising compatibility with new and existing modems, firewalls, routers, and overall Internet infrastructure. netOCTANE(TM) also incorporates a high performance distributed caching system that eliminates unnecessary data transfers by caching data that will be accessed more than once.

      The netOCTANE(TM) prototype was demonstrated in Intel Corporation's booth at COMDEX Las Vegas in November 1997, and Workfire's booth at Fall Comdex 1998.

      PREMIUM NETOCTANE(TM). While Workfire will make netOCTANE(TM) available to anyone for free, all users will have the option of upgrading to Premium netOCTANE(TM). This product has all the features of netOCTANE(TM), plus faulT tolerant file transfer and link rot removal.

      Currently, if a problem occurs during a file transfer, Internet users have no choice but to start the file transfer again. The vast majority of Internet users have experienced a connection failure several hours into a lengthy file transfer. Premium netOCTANE(TM) allows disrupted transfers to be resumed from the point at which they were broken.

      One of the most serious problems with the Internet is broken links. A broken link is caused by a web page that has been removed by the author or by systems that are no longer working. Premium netOCTANE(TM) filters broken links before the user receives them. This eliminates the annoyance of waiting for a link to load, only to find that it is broken. Premium netOCTANE(TM) dynamically "pings" the requested pages, upstream at the Workfire server. If the page is not available the link will be dynamically "grayed out".

FUTURE PRODUCTS

      NETMAIL(TM) - INTERNET ENHANCED EMAIL. The Internet has made information available from multiple computers around the world. However, email services have not yet caught up. It is difficult to send, receive, and check old emails from another person's computer. netMail(TM) will be designed to give users access to important email messages and address book contents no matter what computer they are using to access the Internet.

      NETOCULATE(TM) - UPSTREAM VIRUS CHECKING. Virus check is difficult to manage at the individual personal computer level because anti-virus software can not block newly created viruses with out constant updating. netOculate(TM) will be designed to perform a virus check at the Internet Service Provider, resulting in a much simpler and more reliable system for the consumer and the enterprise.

      NETFILTER(TM) - CUSTOMIZED CONTENT SCREENING. Schools, libraries, churches, and parents require simple, tamper-proof filtering of inappropriate content. netFilter(TM) will be designed to perform this task upstream, at the Internet Service Provider before the objectionable material even enters the building. While motivated individuals can easily defeat current client-side filter solutions, Workfire believes they will not be able to breach filtering screens at the Internet Service Provider.

THE INTERNET MARKET

      At $648 billion, information technology now represents more than 8% of the $8.2 trillion American economy, up 35% from its 6.1% proportion in 1990. (Source: US Dept of Commerce, "Information Technology Industries--Of Growing Importance to the Economy and Jobs, 1998"). Software represents about 33 percent of information technology. Packaged software alone is a $133 billion market. Despite its extraordinary size, software continues to outpace the growth of the rest of the economy, at 12% annually (IDC, quoted in Business Week, January 12, 1998).

      The fastest growing significant segment of the software market is Internet software, primarily in the form of applications and utilities for the 147 million PCs connected to the Internet, and in server and network enabling applications for the 45 million host computers that deliver connection and content to Internet users. (Source: Network Wizards, WWW.NW.COM, Jan 1999.)

      The worldwide Internet user population now stands at 147 million, according to Computer Industry Almanac Inc., February, 1999. Despite this explosive growth, such statistics only serve to underplay the massive increase in demand for communications bandwidth. In addition to the steep linear increases driven by the expanding user population, the use of the Internet is changing, with increasing use of larger data elements, such as graphics, video and audio elements. As a consequence, even in the 16 months from August 1995 to December 1996, data transmission over the Internet's primary backbone grew 900%. (More recent data is expected to show similar results, Forbes magazine Oct 9, 1997).

      Communications-related hardware, software, and service accounts for more than the 50% of the estimated $100 billion to be expended on Internet infrastructure in the year 2000. Although the "cost-per-bit" of data transmission is decreasing, the demand for capacity is driving extensive effort and capital expenditures aimed at addressing total cost, usability, and sheer capacity.

      Today, the Internet is primarily a medium for communication, research and entertainment. While the Internet is accessed primarily from home, the content is largely offered by businesses for commercial purposes. Although free to the user, most of this content is intended, directly or indirectly, to influence buyer behavior through associated on-line advertising. In 1998, the Internet attracted $1.3 billion in advertising revenue in the first 3 quarters. That number is expected to top $2 billion for the full 1998 year (Internet Advertising Bureau, Feb.
1999).

      As the Internet matures, it is transforming from a medium into a marketplace. This future is only beginning to be realized. In 1998, consumer spending was projected to exceed US$13 billion on purchases via the Internet (Shop.org, Nov. 1998). By 2002, consumer and business spending is expected to grow by more than 100% compounded per annum to nearly $300 billion, 90% of which will be business-to-business transactions(eMarketer eCommerce report, 1998).

      In addition to the substantial penetration of Internet email and Web connections into business organizations, firms are beginning to rely on Intranets, which are internal corporate computer networks based on communications and server technologies that were originally developed for the Internet. Spending on Intranet infrastructure is expected to more than quadruple from US$6 billion in 1996 to $28 billion in 1999. Intranets are favored because, in addition to delivering a familiar experience to users, they are inherently inexpensive, as they work with widely available hardware and software.

SALES AND MARKETING

      GENERAL. The Workfire marketing strategy consists of a multi-staged multi-media effort. The bulk of the marketing efforts will be conducted in the online community. This is where Workfire's primary market is most easily reached. For the purposes of reaching the investment community and branding the product, some offline marketing techniques will be used also. This section is a description of the tools that will be used in both environments.

      ONLINE PUBLICATIONS. There are a myriad of online publications (web sites and newsletters) which are targeted at both our customers and investors. These publications include AnchorDesk, BYTE Online, CNET, PC Magazine, CMP Techweb, ZDNet, etc. Experience has shown that it can be very difficult to rise above the noise level and get your product recognized by the reviewers at these publications. To solve this challenge, Workfire plans to engage the services of a top quality public relations firm who can get our product in the front door and on the desks of these critical reviewers.

      As the anticipated positive reviews of netOCTANE begin to come out, they will be promoted on Workfire's web site, included in press releases, sent to prospective customers and investors, and incorporated in traditional media advertising including Investor and media kits. Workfire plans to use positive reviews to get recognition from a wider base of reviewers. Workfire also plans to get a continual stream of press coverage. Workfire's web site will include a repository of reviews, with the best reviews highlighted.

      SOFTWARE REVIEW/DOWNLOAD SITES. Numerous sites exist on the Web which provide Internet users with download access to the latest tools and applications. These sites are useful to Workfire because they serve to off-load some of the bandwidth requirements for downloading software. These types of sites include Download.com, Shareware.com, Tucows, etc. Once the product is ready for release, these sites will be notified, netOCTANE will be added to their lists of available software.

      PARTNERING PROGRAMS. Workfire plans to develop programs with large corporations to improve the credibility of Workfire and our products. Some examples of companies which would improve Workfire's image are Cisco, IBM, Intel, 3Com, etc. By partnering with these `trusted' companies, Workfire benefits through association. Negotiations with these types of companies are ongoing.

      WEB ADVERTISING. Many forms of web advertising are available to Workfire. The most obvious is banner advertising. Workfire has engaged a high profile marketing firm to develop a cohesive theme for the advertising campaign. This includes an engaging set of banner advertisements which are designed to deliver not only hits, but to also support the company's image and brand.

      SELF PROMOTION. Until the client application (netOCTANE) is widely distributed, it will not be feasible to sell advertising to external companies. Instead, all advertising and promotion done with the client's advertising abilities will be self-promoting. This technique has been highly effective for companies such as MTV, Yahoo, etc. By increasing the customer's awareness of our products and company we will be encouraging word of mouth advertising and re-enforcing our position as a leader in the extended service marketplace.

      STANDARDS COMMITTEE PARTICIPATION. Our engineers will be very active in discussions of new and proposed standards for Internet communications. This activity ensures that the profile of Workfire in the technical community is one of very high quality. By ensuring that Workfire is involved with standards development, we will be regarded as a cornerstone company in the future development of the Internet.

      TRADITIONAL MEDIA ADVERTISING. Workfire will actively pursue magazine reviews of our products as well as company reviews for investor purposes. A high quality PR firm will be engaged to generate these opportunities for the Company.

      In addition, Workfire will position full-page advertisements in key Internet related magazines and trade publications. These advertisements will be designed to drive traffic to the performance portal and brand the Workfire and netOCTANE names.

      TRADE SHOWS. There are a few trade shows that will be important for Workfire to attend. Among these are Fall Comdex, Spring Internet World, and Networld Interop. As the product is refined and marketed to ISPs, the company's schedule will be expanded to include ISP focussed trade shows such as ISPCon. The focus of these shows will be product awareness and branding. New product releases will most likely be timed to coincide with a large trade show.

COMPETITION

      Because the technology that the company is developing is new, Workfire knows of only one company developing a product that competes directly with netOCTANE (see next paragraph). However, there are other companies who would be in a position to establish themselves as competitors if they leveraged their existing products. These companies are primarily caching companies such as CacheFlow Inc., Cisco Systems, Inc., Inktomi Corporation, Microsoft Corporation, Mirror Image Internet, Inc., Netscape Communications Corp.m Network Appliance, Inc., Novell, Inc., and Spyglass, Inc. Freeware caching solutions also exist which could be modified or adapted to offer similar services. These products include CERN, Harvest and Squid.

      A product similar to netOCTANE was developed and marketed by Intel Corporation under the name QuickWeb. The company is aware that Intel has discontinued the marketing of QuickWeb, but is seeking agreements to license the QuickWeb technology to other companies. These companies could become direct competition to the netOCTANE product in the future.

      It is realistic to expect that if the netOCTANE product is successful in the marketplace that large networking hardware and software manufacturers would develop competing products. These companies include Ascend Communications, Inc., Bay Networks, Inc., Ciena Corporation, Digital Equipment Corporation, Hewlett Packard Company, IBM Corporation , Intel Corporation, Motorola, Inc. and Sun Microsystems, Inc. Telecommunications providers such as AT&T Inc., MCI Worldcom, Inc., and regional Bell operating companies; cable TV/communications providers such as Continental Cablevision, Inc., TimeWarner, Inc. and regional cable operators.

      Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, our current and potential competitors may bundle their products with other software or hardware, including operating systems and browsers, in a manner that may discourage users from purchasing products offered by us. Also, current and potential competitors have greater name recognition, more extensive customer bases that could be leveraged and access to proprietary content. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share.

      No assurance can be given that other companies will not develop technologies substantially equivalent to those we own or that we may acquire or develop. No assurance can be given that we will be able to protect our proprietary technology. We are not aware of any issued patents that would prohibit the use of any technology we currently have under development. However, patents may exist or be issued in the future to other companies covering elements of our systems. The existence or issuance of such patents may require us to make significant changes in the design of our systems or operational plans. Although we believe that our proposed products will not infringe patent rights of others, there can be no assurance that such infringement does not, or will not, exist with respect to the completed product. We have not conducted an independent patent search or evaluation with respect to Workfire's technology

EMPLOYEES AND PROPERTY

      As of March 31, 1999, the Company employed nine persons on a full-time and one person on a part-time basis. Workfire engages consultants and independent contractors to provide services related to the development of the Workfire system and marketing. The Company expects to hire other personnel as necessary for product development, quality assurance, sales and marketing, and administration.

      The Company's Canadian operating subsidiary, Workfire Development Corporation, leases offices (comprised of 3,523 square feet) at Suite 400, 1708 Dolphin Avenue, Kelowna, British Columbia at a base monthly rent of approximately $3,240 Cdn pursuant to a lease arrangement which expires January, 2004. This lease arrangement can be renewed for an additional five years at Workfire's discretion.

LEGAL PROCEEDINGS

      The Company is not a party to any litigation that would have a material adverse effect on its financial condition or results of operations.


                                   MANAGEMENT

DIRECTORS AND OFFICERS

      The sole director and officer of the Company is as follows:

    NAME                      AGE           POSITION
    Tom Taylor                35            Chief Technical Officer,
                                            President, Secretary and Director


      The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's Bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

      TOM TAYLOR has been the Chief Technical Officer, President, and a director since August, 1998. He has been involved in the design and development of complex technologies within the computer software and communications industries. From 1985 to 1991, Mr. Taylor was a consulting micro-electronic and software engineer for several companies including Ferranti PLC of Edinburgh, United Kingdom; Sierra Semiconductor, San Jose, California; and MPR Teltech, Burnaby, British Columbia. From 1992 to 1994, he designed computer-pointing devices and systems designed to improve the ease of using computers for Timespan Communications of Richmond, British Columbia. He was the chief engineer for Chameleon Bridge Technologies of Lions Bay, British Columbia, from 1994 to 1996. This company, which was acquired by Peak Technologies Inc. in March 1996, was a leader in Internet technology. From 1996 to 1997, Mr. Taylor was the chief technology officer for Peak Technologies Inc. of Bellingham, Washington, where he was responsible for the development of Peak's technology objectives. These objectives focused on Internet communications protocols and the use of Java technology. Peak was the first company to deliver a commercial Java application to the retail channel.

EXECUTIVE COMPENSATION

      The following table set forth the remuneration for the fiscal year ended December 31, 1998 of the Company's chief executive officer and all other executive officers whose compensation exceeded $100,000:


                           SUMMARY COMPENSATION TABLE

                                                                  Long Term Compensation
                                                            -------------------------------------
                      Annual Compensation                          Awards                Payouts
                   --------------------------------------------------------------------------------------------
                                            OTHER            RESTRICTE   Securities                  All Other
NAME AND                                    ANNUAL            STOCK       Underlying       LTIP       Compen-
PRINCIPAL                                   COMPEN-           AWARD(S)    Options/        Payouts     sation
POSITION    Year    SALARY($)    BONUS ($)  SATION ($)          ($)         SARS(#)         ($)         ($)
---------------------------------------------------------------------------------------------------------------
Tom         1998   $32,000(C$)    -0-         -0-               -0-        300,000(1)<F1>   -0-         -0-
Taylor,
President
---------------------------------------------------------------------------------------------------------------

<F1>
(1)   Includes 150,000 options granted to his wife, Allison Taylor.

      The following table sets forth all individual grants of stock options and freestanding Stock Appreciation Rights (SARs) made during the last completed fiscal year to each of the named executive officer:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

--------------------------------------------------------------------------------
                   Securities      % of Total
                   Underlying   Number of Options/
                    Options/       SARs Granted     Exercise or
                  SARs Granted     to Employees     Base Price
Name                   (#)        in Fiscal Year      ($/Sh)     Expiration Date
--------------------------------------------------------------------------------
Tom Taylor         300,000 (1)         25%         $1.00 Cdn.      07/31/2000
--------------------------------------------------------------------------------
(1)   Includes 150,000 options granted to his wife, Allison Taylor.

      No stock options were exercised during the last fiscal year.

      All officers and directors are reimbursed for actual out-of-pocket expenses incurred on behalf of the Company.

      The Company has no retirement, pension, profit sharing or medical reimbursement plans exclusively covering its officers and directors, and does not contemplate implementing any such plans at this time.


                             PRINCIPAL SHAREHOLDERS

      The following table provides information as of May 12, 1999 concerning the beneficial ownership of Workfire's Common Stock by (i) each director, (ii) each Named Executive Officer, (iii) each shareholder known by Workfire to be the beneficial owner of more than 5% of its outstanding Common Stock, and (iv) the directors and officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock owned by them.

                                                     PERCENT OF CLASS (1)
                                                   ------------------------
                                NUMBER OF SHARES     BEFORE       AFTER
NAME AND ADDRESS OF OWNER            OWNED          OFFERING    OFFERING

Tom Taylor (2)                     3,271,348         25.12%      23.33%
Allison Taylor
3985 Gallaghers Circle
Kelowna, B.C. V1W 3Z9 Canada

Silhouette Investments Ltd. (3)    2,585,797         19.86%      18.44%
P.O. Box 22009, Capri Centre
Kelowna, B.C.V1Y 9N9 Canada

Eastlane Trading Limited (4)       2,262,209         16.65%      15.51%
28 Harcourt Street
Dublin, 2 Ireland

                                                     PERCENT OF CLASS (1)
                                                   ------------------------
                                NUMBER OF SHARES     BEFORE       AFTER
NAME AND ADDRESS OF OWNER            OWNED          OFFERING    OFFERING

Karen Redekop (3)                  1,178,904          9.05%       8.41%
#700 - 1207 11th Avenue S.W.
Calgary, Alberta T3C 0M5
Canada

Kevin O'Neill                      1,000,000          7.86%       7.29%
3740 Southridge Avenue
West Vancouver, B.C. V7V 3H8
Canada

Walsall Trading Ltd.                762,458           5.99%       5.56%
C/o United House
14/16 Nelson Street
Douglas, Isle of Man
1M1 2AL British Isle

Byron McLean                        762,458           5.99%       5.56%
5448 LaSalle Crescent S.W.
Calgary, Alberta T3E 5Y5

Officers and Directors as a        3,271,348         25.12%      23.33%
group (1 person) (1)
------------
(1) Where persons listed on this table have the right to obtain additional shares of Common Stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from May 12, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 12,722,755 shares outstanding before the offering and 13,722,755 shares after the offering.

(2) Tom Taylor owns 1,485,675 shares of record and Allison Taylor owns 1,485,673 shares of record. Includes options to purchase 300,000 shares at $1.00 Cdn. per share through July 31, 2000.

(3) Includes options to purchase 300,000 shares at $1.00 Cdn. per share through July 31, 2000.

(4) Includes options to purchase 560,631 shares at $0.20 Cdn. per share through April 30, 1999 and options to purchase 300,000 shares at $1.00 Cdn. per share through July 31, 2000.





                            DESCRIPTION OF SECURITIES

GENERAL

      The Company's Articles of Incorporation authorize the issuance of up to 100,000,000 common shares, par value of $.0001 per share, and 1,000,000 non-voting preferred shares with a par value of $.01 per share. None of the holders of any class or series of the Company's capital stock has preemptive rights or a right to cumulative voting.

PREFERRED STOCK

      The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 1,000,000 shares of preferred stock, in classes or series, having such designations, powers, preferences, rights, and limitations as the Board of Directors may from time to time determine. See "Risk Factors - Authorization of Preferred Stock." As of the date of this Prospectus, no classes of preferred stock have been designated and no shares have been issued.

COMMON STOCK

      As of the date of this Prospectus, there were 12,722,755 shares of the Company's Common Stock issued and outstanding. The Board of Directors may issue additional shares of Common Stock without the consent of the holders of Common Stock

      VOTING RIGHTS. Each outstanding share of Common Stock is entitled to one vote. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose.

      NO PREEMPTIVE RIGHTS. Holders of Common Stock are not entitled to any preemptive rights.

      DIVIDENDS AND DISTRIBUTIONS. Holders of Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefor and to share pro rata in any distributions to holders of Common Stock upon liquidation or otherwise. However, the Company has not paid cash dividends on its Common Stock, and does not expect to pay such dividends in the foreseeable future.

TRANSFER AGENT

      Standard Registrar & Transfer Agency, P.O. Box 14411, Albuquerque, New Mexico, is the transfer agent for the Common Stock.


                              PLAN OF DISTRIBUTION

GENERAL

      The Company is acting as the general selling agent with respect to the securities offered pursuant to this Prospectus and said securities will be sold to the public at a price of $____ per Share. The Company intends to enter into agreements with securities broker-dealers, who are members of the National Association of Securities Dealers, Inc. ("NASD"), whereby these broker-dealers will be involved in the sale of these Shares to the public and will be paid a commission of ten percent (10%) by the Company. No broker-dealer has agreed to participate in this offering as of the date of this Prospectus. The NASD must first approve the arrangements with any broker-dealers that will participate in the distribution of this offering. In addition, the sole officer and director of the Company may also be involved in the sale of the Shares but will not receive any sales commission or other remuneration. This distribution will not involve any reallocations between NASD members and non-members.

      Management of the Company may provide any sales agent or broker-dealer with a list of persons whom management believes may be interested in purchasing Shares in this offering. The sales agent or broker-dealer may sell a portion of the Shares to any such person if he resides in a state where the Shares can be sold and where the sales agent or broker-dealer can sell the Shares. No sales agent or broker-dealer is obligated to sell any Shares to any such person and will do so only to the extent that such sales would not be inconsistent with the public distribution of the Shares. The Company is unaware of any person, including any affiliate, who intends to finance any portion of the purchase price of the Shares to be acquired in this offering. It is not intended that the proceeds from this offering will be used, directly or indirectly, to enable anyone to purchase Shares.

METHOD OF SUBSCRIBING

      Persons may subscribe by completing the form of Subscription Agreement prescribed by the Company and furnish the same to the Company. The subscription price of $_____ per Share must be paid by check, bank draft, or postal or express money order payable in United States dollars to the order of Workfire.com. Certificates for shares of Common Stock subscribed for will be issued as soon as practicable after termination of the offering.

EXPIRATION DATE

      The subscription offer will expire ___________________________ which period may be extended for an additional ____________, or on such earlier date as the Company shall determine in its discretion (the "Expiration Date").

RIGHT TO REJECT

      The Company reserves the right to reject any subscription in its sole discretion and to withdraw this offer at any time prior to acceptance by the Company of the subscriptions received, if acceptance of a subscription would result in the violation of any laws to which the Company is subject.


                                  LEGAL MATTERS

      Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado will pass upon the validity of the Shares offered hereby for Workfire.


                                     EXPERTS

      The financial statements of Workfire as of December 31, 1998 included in this Prospectus have been audited by KPMG LLP, independent chartered accountants, as set forth in their report on such financial statements, and are included in this Prospectus in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

      The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-1 (including amendments thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities, you should review the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete. You should review the copy of such contract or document so filed.

      You can inspect the Registration Statement and the exhibits and the schedules thereto filed with the Commission, without charge, at the office of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

    The Company has a web site on the Internet at www.workfire.com.

                             REPORTS TO STOCKHOLDERS

      As a result of filing the Registration Statement, the Company will become subject to the reporting requirements of the Exchange Act, and will be required to file periodic reports, proxy statements, and other information with the Commission. The Company will furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

             Consolidated Financial Statements of

             WORKFIRE TECHNOLOGIES INC.

             (A Development Stage Enterprise)

             From incorporation on July 7, 1998 to December 31, 1998

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheet of Workfire Technologies Inc. as at December 31, 1998 and the consolidated statements of loss and deficit and cash flows for the period from incorporation on July 7, 1998 to December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 and the results of its operations and the changes in its cash flows for the period from incorporation on July 7, 1998 to December 31, 1998 in accordance with generally accepted accounting principles in The United States of America.




Kelowna, Canada
January 27, 1999

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Consolidated Balance Sheet
$ United States

December 31, 1998

--------------------------------------------------------------------------------

Assets

Current assets
   Cash (note 3)                                                  $ 315,658
   Accounts receivable                                                4,297
   Prepaid expenses                                                   5,326
--------------------------------------------------------------------------------
                                                                    325,281

Due from related parties (note 4)                                    10,521

Capital assets (note 5)                                              43,074

--------------------------------------------------------------------------------
                                                                  $ 378,876
--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities
   Accounts payable and accrued liabilities                       $  16,016

Due to related party (note 6)                                         9,943

Stockholders' Equity
   Share capital (note 7)                                           680,213
   Deficit accumulated during the development stage                (328,086)
   Foreign currency translation adjustment                              790

--------------------------------------------------------------------------------
                                                                    352,917

--------------------------------------------------------------------------------
                                                                  $ 378,876
--------------------------------------------------------------------------------

Related party transactions (note 8)
Subsequent events (note 9)

See accompanying notes to consolidated financial statements.


Approved by the Board:


______________________________ Director


______________________________ Director

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Consolidated Statement of Loss and Deficit
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------


Revenue
   Interest                                                       $   1,575

Expenses
   Research and development
      Consultants                                                       559
      Internet access charges                                         2,118
      Purchased research and development (note 8)                   100,000
      Salaries and benefits                                          97,080
--------------------------------------------------------------------------------
                                                                    199,757
   General and administrative
      Amortization                                                    3,944
      Marketing and promotion                                        15,335
      Office and administration                                      12,585
      Professional fees                                              10,973
      Rent and utilities                                             11,798
      Salaries and benefits                                          59,194
      Travel                                                         16,075
--------------------------------------------------------------------------------
                                                                    129,904

--------------------------------------------------------------------------------
Loss, being deficit at end of period                              $(328,086)
--------------------------------------------------------------------------------

Weighted average number of shares outstanding during the period   8,975,384


Loss per share (note 1(g))                                        $   (0.04)
--------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

Cash provided by (used in):

Operations
   Net loss for period $(328,086) Items not involving cash:
      Amortization                                                    3,944
   Changes in non-cash working capital:
      Accounts receivable                                            (4,297)
      Prepaid expenses                                               (5,326)
      Accounts payable and accrued liabilities                       16,016
--------------------------------------------------------------------------------
                                                                   (317,749)

Financing
   Advances to related parties                                      (10,521)
   Advances from related parties                                      9,943
   Issue of common shares                                           680,213
--------------------------------------------------------------------------------
                                                                    679,635

Investments
   Expenditures on capital assets                                   (47,018)

Foreign currency translation adjustment                                 790

--------------------------------------------------------------------------------
Increase in cash, being cash at end of period                     $ 315,658
--------------------------------------------------------------------------------










See accompanying notes to consolidated financial statements.

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

   Workfire Technologies Inc. ("WTI" or the "Company") is a development stage company and was incorporated on September 15, 1998 under the General Incorporation Laws of the state of Nevada. The Company's principal business activity is the development of software to deliver extended Internet services to Internet users (the "Workfire" technology).

1. SIGNIFICANT ACCOUNTING POLICIES:

   a) Translation of Financial Statements

   The Company's  subsidiary,  Workfire  Development  Corporation,  operates  in
      Canada and its operations are conducted in Canadian currency.

   Except as otherwise noted, these statements are presented in United States currency for the convenience of readers accustomed to United States currency. The method of translation applied is as follows:

      i) Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.5333.

      ii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

      iii) The net adjustment arising from the translation is recorded as a separate component of stockholders' equity called "foreign currency translation adjustment".

    b) Basis of consolidation

      The consolidated financial statements include the accounts of the Company and it wholly-owned subsidiaries, Workfire Technologies International Inc. ("WTII") and Workfire Development Corporation ("WDC").

      Effective August 26, 1998 Tantallon Capital Inc. ("Tantallon") acquired 100% of the outstanding common shares of WTII. As WTII shareholders obtained control of Tantallon through the exchange of their shares of WTII for shares of Tantallon, the acquisition of WTII has been accounted for in these consolidated financial statements as a reverse acquisition.
      Effective September 15, 1998, Tantallon merged with WTI with the continuing company using the name Workfire Technologies Inc. Consequently, the consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of WTII, and its wholly-owned subsidiary, WDC, for the period from incorporation of WTII on July 7, 1998 to December 31, 1998, combined with those of the legal parent, Tantallon and subsequently WTI, from acquisition on August 26, 1998, in accordance with generally accepted accounting principles for reverse acquisitions.

      In these notes to the consolidated financial statements, the Company, prior to the business combination with Tantallon, is referred to as "Tantallon", and after completion of the business combination, is referred to as "WTI".

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (continued)
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   c) Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. d) Financial instruments

      The fair values of cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of these instruments. It is not possible to determine the fair value of amounts due from/to related parties as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of that asset. e) Capital assets

      Capital assets are stated at cost. Amortization is provided using the following methods and annual rates:

      --------------------------------------------------------------------------
      Asset                                            Method          Rate
      --------------------------------------------------------------------------

      Office equipment                      Declining balance           20%
      Computer equipment                    Declining balance           30%
      Computer software                     Declining balance          100%
      Incorporation costs                       Straight line           20%
      --------------------------------------------------------------------------

      Amortization is provided at one-half the annual rates in the year of acquisition.

   f) Technology

      Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. Technological feasibility has not been established at December 31, 1998 and therefore all costs of acquiring, developing and enhancing the Workfire technology are charged to earnings as incurred.

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (continued)
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

   g) Loss per share

   Loss per share has been calculated using the weighted average number of common shares outstanding during the period. The full exercise of the stock options referred to in note 7 is anti-dilutive and consequently loss per share on a fully diluted basis has not been presented.

2. BUSINESS COMBINATION:

   Effective August 26, 1998, WTII and Tantallon executed a business combination agreement. Tantallon issued 10,800,000 common shares to the shareholders of WTII in consideration for all of the issued and outstanding common shares of WTII on the basis of 1.12 common shares of Tantallon for every common share of WTII. As the former shareholders of WTII obtained control of Tantallon through the share exchange, this transaction has been accounted for in these financial statements as a reverse acquisition and the purchase method of accounting has been applied. Under reverse acquisition accounting, WTII is considered to have acquired Tantallon with the results of Tantallon's operations included in the consolidated financial statements from the date of acquisition. The acquisition has been recorded at the net asset value of Tantallon at the date of acquisition. The acquisition details are as follows:

   Net assets acquired
     Cash                                                                10
   -----------------------------------------------------------------------------

   Consideration given for net assets acquired
     10,800,000 Common shares issued                                     10
   -----------------------------------------------------------------------------

   As WTII is deemed to be the continuing entity, share capital of WTI has been increased by $375,948 as a result of accounting for this combination as a reverse takeover.

   The consolidated statements of loss and deficit and cash flows reflect the results of operations and changes in financial position of WTII, the legal subsidiary, for the period from incorporation of WTII on July 7, 1998 to December 31, 1998, combined with those of WTI (formerly Tantallon) the legal parent, from August 26, 1998, being the effective date of the acquisition, to December 31, 1998.

   Under reverse takeover accounting principles and the purchase method of accounting, the results of operations of Tantallon are included in the consolidated financial statements only from the effective date of the acquisition. Accordingly, supplementary financial information presenting the results of operations and changes in financial position of Tantallon for the period from January 1, 1998, being the date following the most recent financial statements, to August 26, 1998, being immediately prior to the effective date of the combination, is presented below.

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (continued)
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

2.    BUSINESS COMBINATION (CONTINUED):
--------------------------------------------------------------------------------


   -----------------------------------------------------------------------------
   Tantallon Capital Inc.
   Statement of Loss and Deficit

   Period from January 1, 1998 to August 26, 1998

   General and administrative expense, representing
   net loss for the period                                        $  18,578

   Deficit, beginning of period                                       6,267

   -----------------------------------------------------------------------------
   Deficit, end of period                                         $  24,845
   -----------------------------------------------------------------------------

   Tantallon Capital Inc.
   Statement of Cash Flows

   Period from January 1, 1998 to August 26, 1998

   Operations
      Net loss for period                                         $ (18,578)
      Net change in working capital
         Accounts payable and accrued liabilities                    (6,642)
   -----------------------------------------------------------------------------
                                                                    (25,220)
Financing
      Redemption of common shares                                   (25,000)
      Issue of common shares                                          1,750
   -----------------------------------------------------------------------------
                                                                    (23,250)

   -----------------------------------------------------------------------------
   Decrease in cash for the period                                  (48,470)

   Cash, beginning of period                                         48,480
   -----------------------------------------------------------------------------
   Cash, end of period                                            $      10

3. CASH:

   Included in cash is $15,650 restricted for credit purposes on corporate credit cards. The funds will be released upon the company completing one year of operations.

4. DUE FROM RELATED PARTIES:

Amounts due from related parties are unsecured with no stated terms of repayment and do not bear interest.

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (continued)
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

5. CAPITAL ASSETS:

   -----------------------------------------------------------------------------
                                                 Accumulated       Net book
                                         Cost   amortization          value
   -----------------------------------------------------------------------------

   Office equipment                 $   6,194       $    310      $   5,884
   Computer equipment                  36,748          2,756         33,992
   Computer software                    3,138            784          2,354
   Incorporation costs                    938             94            844
   -----------------------------------------------------------------------------
                                    $  47,018       $  3,944      $  43,074

6. DUE TO RELATED PARTY:

   The amount due to a related party is unsecured with no stated terms of repayment and does not bear interest.

7. STOCKHOLDERS' EQUITY:

   a) Authorized:
         100,000,000 common voting shares with a par value of $0.0001 per share
           1,000,000 non-voting preferred shares with a par value of $0.01 per share

   b) Common Shares Issued and Outstanding

      The continuity of the Company's issued and outstanding share capital, commencing with WTII on July 7, 1998 to August 26, 1998, being the effective date of the reverse takeover, is as follows:

                                                            Number
                                                               of
     WTII                                                   Shares      Amount
   ---------------------------------------------------------------------------

   Issued July 7, 1998 for cash at $0.0001 per share 8,032,000 $ 803 Issued August 19, 1998 for cash at Cdn $0.20 (US
     $0.13)                                              1,250,000    166,667
     Issued August 20, 1998 for cash at Cdn $1.00
    (US $ 0.67)                                            350,000    233,333
   --------------------------------------------------------------------------
   WTII balance, August 26, 1998                         9,632,000    400,803
   Exchanged into Tantallon common shares at 1.12
     Tantallon shares for each WTII share                1,168,000       -
   --------------------------------------------------------------------------
   Common shares of Tantallon issued to WTII
     shareholders, at time of business combination 10,800,000 $ 400,803 on August 26, 1998
   --------------------------------------------------------------------------

   WORKFIRE TECHNOLOGIES INC.
   (A Development Stage Enterprise)
   Notes to Consolidated Financial Statements
     (continued)
   $ United States

   Period from incorporation on July 7, 1998 to December 31, 1998

   ------------------------------------------------

    WTI
   ---------------------------------------------------------------------------

   Tantallon balance, July 7, 1998                      1,450,000  $  49,855
   Shares redeemed July 20, 1998                         (250,000)   (25,000)
   ---------------------------------------------------------------------------
                                                         1,200,000     24,855
   Adjustment to record business combination
     Increase in the book value of Tantallon's
       share capital to that of WTII                          -       375,948
   ---------------------------------------------------------------------------
   Tantallon balance, August 26, 1998, prior to
     the business combination with WTII                  1,200,000    400,803
   Shares of Tantallon issued to acquire shares of
     WTII (above), recorded at the carrying value       10,800,000         10
     of Tantallon net assets (note 2)
   ---------------------------------------------------------------------------
   Tantallon balance, August 26, 1998, after
     business combination with WTII                     12,000,000    400,813
   Share subscriptions received pursuant to
     Offering Disclosure Document dated November           372,533    279,400
     23, 1998 at $0.75 per share
   ---------------------------------------------------------------------------
   WTI balance, December 31, 1998                       12,372,533  $ 680,213
   ---------------------------------------------------------------------------
--------------------------------------------------------------------------------

7. STOCKHOLDERS' EQUITY (CONTINUED):

   c) Stock option plan:

      The  Company  has  reserved   1,760,631  common  shares  for  issuance  to
      directors, officers and key employees pursuant to stock options granted during the period as follows:

      ----------------------------------------------------------------------
           Stock options issued
              during period and
                    outstanding         Exercise price               Expiry
           at December 31, 1998              per share                 date

      ----------------------------------------------------------------------
                       560,631             Cdn $0.20         April 30, 1999
                     1,200,000             Cdn $1.00          July 31, 2000

      ----------------------------------------------------------------------
                     1,760,631
      ----------------------------------------------------------------------

   The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts below:


   Net loss

   As reported                                         $328,086

   Pro forma                                           $362,757


   Loss per share

   As reported                                         $0.04

   Pro forma                                           $0.04

8. RELATED PARTY TRANSACTIONS:

   During the period, the Company purchased capital assets from a company under common control for $26,589. The Company also acquired the rights to the Workfire software from this company in return for the issuance of a note payable for Cdn $150,000. The note was subsequently repaid in full.

   These transactions are in the normal course of operations and are measured at the vendor's cost, which is the amount of consideration agreed to by the related party.

9. SUBSEQUENT EVENTS:

   a) Commitment: Premises lease

      Subsequent to December 31, 1998, the company signed a new triple net lease agreement with base rent payments in each of the next five years as follows:

      1999                                                  $    23,240
      2000                                                  $    25,350
      2001                                                  $    25,350
      2002                                                  $    25,350
      2003                                                  $    25,350

WORKFIRE TECHNOLOGIES INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements (continued)
$ United States

Period from incorporation on July 7, 1998 to December 31, 1998

--------------------------------------------------------------------------------

9. SUBSEQUENT EVENTS (CONTINUED):

   b) Share capital:

      On January 8, 1999, the company received $45,000 as consideration for a subscription of 60,000 common shares at $0.75 per share pursuant to its Offering Disclosure Document dated November 23, 1998.

10. THE YEAR 2000 ISSUE

   The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could effect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue effecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                           [BACK COVER OF PROSPECTUS]



                      DEALER PROSPECTUS DELIVERY OBLIGATION



      Until _________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 1.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Nevada Business Corporation Act and Article VI of the Registrant's Articles of Incorporation permit the Registrant to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the corporation's best interests, not opposed to the corporation's best interests, or unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the officer or director was adjudged liable on the basis that he or she derived an improper personal benefit.


ITEM 2.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by the registrant in connection with the securities being registered are as follows:

            Securities and Exchange Commission filing fee...$   417
            NASD filing fee.................................    650
            Accounting fees and expenses....................
            Blue sky fees and expenses......................
            Legal fees and expenses.........................
            Transfer agent fees and expenses................
            Printing expenses...............................
            Miscellaneous expenses..........................

            Total...........................................$75,000

All amounts are estimates except the SEC filing fee and NASD filing fee. The Selling Stockholders will be bearing the cost of their own brokerage fees and commissions and their own legal and accounting fees.


ITEM 3.  UNDERTAKINGS

(A)      The small business issuer will:

         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(B) The small business issuer will provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

On February 26, 1999, the registrant issued 722,755 shares of common stock priced at $.75 per share, for a total amount of $542,066.75. These shares of common stock were issued in reliance on the exemption from registration provided by Rule 504 under Section 3(b) of the Securities Act.


ITEM 5.  INDEX TO EXHIBITS


--------------------------------------------------------------------------------
EXHIBIT                                                             SEQUENTIAL
   NO.    EXHIBIT                                                   PAGE NUMBER
--------------------------------------------------------------------------------
   1.1    Form of Selling Agent Agreement
--------------------------------------------------------------------------------
   2.1    Articles of Incorporation
--------------------------------------------------------------------------------
   2.2    Bylaws
--------------------------------------------------------------------------------
   4.1    Form of Subscription Agreement
--------------------------------------------------------------------------------
   6.1    Purchase and Sale Agreement dated August 1, 1998 between
          Workfire Technologies Corporation and Workfire
          Technologies International Inc.
--------------------------------------------------------------------------------
   8.1    Agreement and Plan of Reincorporation and Merger between
          Tantallon Capital, Inc. and Workfire Technologies Inc.
          dated August 31, 1998
--------------------------------------------------------------------------------
   8.2    Agreement Concerning the Exchange of Stock between
          Tantallon Capital, Inc. and Workfire Technologies
          International Inc. dated August 26, 1998
--------------------------------------------------------------------------------
  10.1    Consent of KPMG LLP
--------------------------------------------------------------------------------
  10.2    Consent of Dill Dill Carr Stonbraker & Hutchings, P.C.
          (incorporated by reference to exhibit 11.1)

--------------------------------------------------------------------------------
EXHIBIT                                                             SEQUENTIAL
   NO.    EXHIBIT                                                   PAGE NUMBER
--------------------------------------------------------------------------------
  11.1    Opinion re legality
--------------------------------------------------------------------------------



                                 SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Kelowna, Province of British Columbia, on May 12, 1999.

                                         WORKFIRE.COM
                                         (Registrant)


                                          By:/S/TOM TAYLOR
                                                Tom Taylor, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                   TITLE                      DATE
                            President (Principal
/s/Tom Taylor               Executive and Financial    May 12, 1999
--------------------------- Officer) and Director      -------------------------
Tom Taylor